As filed with the Securities and Exchange Commission on March 31, 2014 and
amended on July 16, 2014
File No. 812-14293

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________

AMENDMENT NO. 1 TO THE
APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER
GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940
ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE
17d-1 THEREUNDER
__________

EVANSTON ALTERNATIVE OPPORTUNITIES FUND
EVANSTON CAPITAL MANAGEMENT, LLC
__________

Written and oral communications regarding this Application should be addressed to:

Scott Zimmerman
Evanston Capital Management, LLC
1560 Sherman Avenue, Suite 960
Evanston, IL 60201
(847) 563-5274

With copies of written communications to:

Michael S. Caccese
Clair E. Pagnano
K&L Gates LLP
1 Lincoln Street
Boston, MA 02111
(617) 261-3100

This Application (including Exhibits) contains 31 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: EVANSTON ALTERNATIVE OPPORTUNITIES FUND EVANSTON CAPITAL MANAGEMENT, LLC Investment Company Act of 1940 File No. 812-14293
AMENDMENT NO. 1 TO THE APPLICATION
PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS
AMENDED (THE “1940 ACT”), FOR AN
ORDER GRANTING EXEMPTIONS FROM
SECTIONS 18(c) AND 18(i) OF THE 1940 ACT
AND PURSUANT TO SECTION 17(d) OF THE
1940 ACT AND RULE 17d-1 THEREUNDER

I.  THE PROPOSAL
1.          Evanston Alternative Opportunities Fund (the “Fund”) and Evanston Capital Management, LLC (the “Adviser” and together with the Fund, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares, interests or units, as the case may be, (“Shares”)1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other continuously-offered registered closed-end management investment company existing now or in the future for which the Adviser or any entity controlling, controlled by, or under common control (as the term

[1]	As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of the Funds, as defined below.

“control” is defined in Section 2(a)(9) of the 1940 Act) with the Adviser, acts as investment adviser, and which provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively with the Fund, the “Funds”).2 Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that the investment company presently intending to rely on the order requested in this Application is listed as an Applicant.
2.          The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act.
The Fund’s investment objective is to seek attractive long-term risk adjusted returns.
The Fund is a “fund of funds” and emphasizes efficient allocation of investor capital, selecting investment vehicles (collectively, the “Portfolio Funds”) managed by independent investment managers (the “Portfolio Fund Managers”). The Fund seeks to achieve its objective by investing substantially all of its assets in Portfolio Funds — i.e., investment vehicles often referred to as “hedge funds” — managed by Portfolio Fund Managers.
3.          Subscriptions may be submitted to, and are received by, the Fund throughout any given month, but accepted at the same time once per month. All subscriptions accepted by the Fund are accepted at the end of the month, and the net asset value is determined as of the close of business on the last calendar day of that

[2]	The term “investment adviser” is defined in Section 2(a)(20) of the 1940 Act.

month. Subscriptions accepted by the Fund become effective as of the opening of business on the first calendar day of the following month (each such day, a “Subscription Date”) based on the previous month-end NAV. Investors who purchase Shares of the Fund, and other persons who acquire Shares become shareholders of the Fund (the “Shareholders”). The Fund currently issues a single class of Shares (the “Initial Class”). The Fund expects to accept monthly subscriptions on an ongoing basis.
4.          The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because Shareholders do not have the right to require the Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders at their then current net asset value in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to Shareholders. Repurchases of the Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”, and each individual member thereof, a “Trustee”), in its sole discretion. In determining whether the Fund should offer to Repurchase Shares, the Board will consider a variety of operational, business and economic factors. The Adviser expects to recommend ordinarily that the Board authorize the Fund to offer to Repurchase Shares from Shareholders quarterly with March 31, June 30, September 30 and December 31 valuation dates.3 As discussed above, the Fund’s Repurchases are conducted pursuant to Rule 13e-4 under the 1934 Act.

[3]	The Fund intends to conduct its first offer to Repurchase Shares during the fifth calendar quarter after the commencement of the Fund’s operations.

As noted above, the Fund currently issues Shares of the Initial Class. The Fund may offer additional classes of Shares, as described below.
5.          As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.
6.          Under the proposal, each class of Shares would be offered at net asset value. A new Share class (the “New Class”) would be offered at net asset value, and may also charge a front-end sales load and an annual asset-based service and/or distribution fee. Initial Class Shares would continue to be offered at net asset value with up to a 3.00% front-end sales load and without an asset-based service and/or distribution fee. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (the “NASD Conduct Rule 2830”),4 as if it applied to the Fund. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

[4]	Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Regulatory Authority (“FINRA”) Rule to NASD Conduct Rule 2830.

7.        A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.5
II.  STATEMENT OF FACTS
A.        The Applicants
1.        The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of the state of Delaware on October 16, 2013.
2.       The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
B.       Current Structure and Characteristics
1.       The Fund continuously offers Shares, which are registered under the Securities Act of 1933, as amended (the “1933 Act”).
2.       The Fund does not, however, continuously redeem Shares as does an open-end management investment company. Unlike shares of many closed-end management investment companies, Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq.

[5]
See, e.g., Multi-Strategy Growth & Income Fund et al, Investment Co. Act Rel. No. 30860 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order), Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order).

Furthermore, it is not expected that any secondary market will ever develop for the Shares. However, in order to provide a limited degree of liquidity to Shareholders, the Fund may from time to time offer to Repurchase Shares at their then-current net asset value pursuant to Rule 13e-4 under the 1934 Act. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Fund currently offers a single class of Shares that is subject to a sales load of up to 3.00%, but is not subject to any service and/or distribution fee.6
C.        Proposed Class Structure and Characteristics
1.        The Fund proposes to engage in a continuous offering of Shares in the manner described below. The Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Fund’s Board could adopt this or another sales charge structure.
2.       Initial Class Shares would continue to: (1) be subject to a sales load of up to 3.00%; (2) be subject to minimum purchase requirements; and (3) potentially be

[6]
Shares are subject to an “early withdrawal charge” (“Repurchase Fee”) of 3.00% if the interval between the date of purchase of the Shares and the valuation date with respect to the Repurchase of such Shares is less than one year. A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. The Repurchase Fee charged by the Funds is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Although the Fund does not currently intend to impose CDSCs, it would only do so pursuant to rule 6c-10 under the 1940 Act.

subject to a Repurchase Fee, in each case as set forth in the Fund’s prospectus and statement of additional information (together, the “Prospectus”).
3.          New Class Shares would be offered at net asset value, and may also charge a front-end sales load and an annual asset-based service and/or distribution fee. In the future, the Fund’s Board could adopt this or another sales charge structure.
4.          Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the NASD Conduct Rule 2830.
a.      Service fees compensate the Fund’s distributor (the “Distributor”) and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscription and Repurchase transactions, answering inquiries regarding the Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the provisions of the NASD Conduct Rule 2830.
b.      Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies, with respect to a class (a “Distribution Plan”). Under the Distribution Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares. Applicants represent that these asset-based distribution fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants note that if a Distribution Plan were to be adopted by the Fund, the Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements related to the Distribution Plan, as provided for in Rule 12b-1. The Distribution Plan also would require Shareholder approval.7
5.          A Repurchase Fee will apply equally to all Shareholders of the Fund, regardless of Class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act. Although the Fund does not currently intend to do so, the Fund may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee , the Fund will do so consistently with the requirements of Rule 22d-1.
6.          All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the

7             The Fund does not plan to offer exchange privilege.

expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.
              7.         In addition to distribution and/or service fees, each Class of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:
(1)	administrative and/or accounting or similar fees (each as described in the Prospectus) incurred by a specific Class;

(2)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific Class materials such as Shareholder reports, prospectuses, and proxies;

(3)	Blue Sky fees incurred by a specific Class;

(4)	Commission registration fees incurred by a specific Class;

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific Class;

(6)	Trustees’ fees incurred as a result of issues relating to a specific Class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific Class;

(8)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific Class;

(9)	account expenses relating solely to a specific Class;

(10)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific Class; and

(11)
any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a Class or related to a Class’ receipt of services of a different kind or to a different degree than another Class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.
8.          From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, the Fund’s Repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.
9.          Because of the different distribution fees, Shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.  EXEMPTIONS REQUESTED
1.       The Multiple Class System
Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
2.       Asset-Based Service and/or Distribution Fees
Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based service and/or distribution fees.
IV.  COMMISSION AUTHORITY
1.       Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.        Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.
V.  DISCUSSION
A.       Background
1.        In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.1 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.
2.       Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds

[8]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.9
3.       One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” These funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).
4.       Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.10

[9]	Id. at 424.
[10]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

Rule 23c-3 was adopted in April 1993.11 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.12
5.       Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.13
B.       Multiple Classes of Shares – Exemptions from Sections 18(c) and 18(i) under the 1940 Act
1.       Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
2.       A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[11]
Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.

[12]	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

[13]	See supra n.5.

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .
3.           Section 18(i) of the 1940 Act provides that:
Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.
4.          The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees (and related costs), different Shareholder services fees, and any other incremental expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiples classes of shares of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.
5.           Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if new classes of Shares with different pricing structures are created providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Shares and provide investors with a broader choice of Shareholder options.
6.        By contrast, if the Fund was required to organize separate investment portfolios for each class of Shares, the success of the new portfolio might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.
7.       Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.
8.       The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.14
9.        Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.
10.      Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses,

[14]
See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

special allocations of other expenses, voting rights, conversions and exchanges and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to Repurchases.
11.        In particular, the Fund proposes to offer Shares continuously at net asset value plus any applicable front-end sales load. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.15 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.
12.       Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its Prospectus and of the

[15]	See supra n.5.

differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in its Prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the Prospectus, as is required for open-end, multiple class funds under Form N-1A.16 As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Shareholders during the reporting period in Shareholder reports17 and describe in its Prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.18 The Fund will include any such disclosures in its Shareholder reports and Prospectus to the extent required as if the Fund were an open-end fund. The Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding Prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund.19 The Fund will contractually require that any other distributor

[16]	In all respects other than class-by-class disclosure, the Fund intends to comply with the requirements of Form N-2
[17]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[18]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
[19]
Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities

of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.
Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.20 Applicants will comply with all such applicable disclosure requirements.
13.        The requested relief is substantially similar to prior exemptions granted by the Commission.21 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.
C.        Asset-Based Service and/or Distribution Fees.
1.        Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based service and/or distribution fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).
[20]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.
[21]	See supra n.5.

provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.22
2.        Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.
3.        In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The

[22]
Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.
4.       The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,23 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.24

[23]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[24]	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

5.      As a closed-end management company, the Fund may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. The Fund represents that the imposition of asset-based service and/or distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).
Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Although the Fund does not anticipate imposing CDSCs, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event they impose CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.
VI.  APPLICANTS’ CONDITION
Applicants that any order granting the requested relief will be subject to the following condition:
Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.
VII. CORPORATE ACTION
The Fund’s Agreement and Declaration of Trust empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached hereto as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII. CONCLUSION
1.  For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
2.  Applicants submit that the exemptions requested conform substantially to the precedent cited herein.
3.  All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Evanston Alternative Opportunities Fund

Kenneth A. Meister is authorized to sign and file this document on behalf of Evanston Alternative Opportunities Fund pursuant to the authority granted to him as the President under the Agreement and Declaration of Trust.

Evanston Alternative Opportunities Fund

/s/ Kenneth A. Meister
By: Kenneth A. Meister
Title: Chairman, President and Principal Executive Officer
Date: July 15, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Evanston Capital Management, LLC

As President and Chief Operating Officer of Evanston Capital Management, LLC (the “Adviser”), Kenneth A. Meister is authorized to sign and file this document on behalf of the Adviser.

Evanston Capital Management, LLC

/s/ Kenneth A. Meister
By: Kenneth A. Meister
Title: President and Chief Operating Officer
Date: July 15, 2014

List of Attachments and Exhibits

Exhibit A

1.	Verification of Evanston Alternative Opportunities Fund
2.	Verification of Evanston Capital Management, LLC

Exhibit B - Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

 Evanston Alternative Opportunities Fund

State of Illinois	)
	)	ss:
County of Cook	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Evanston Alternative Opportunities Fund (the “Fund); that he is the Chairman, President and Principal Executive Officer of the Fund; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kenneth A. Meister
By: Kenneth A. Meister
Title: Chairman, President and Principal Executive Officer
Date: July 15, 2014

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Evanston Capital Management, LLC

State of Illinois	)
	)	ss:
County of Cook	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Evanston Capital Management, LLC; that he is the President and Chief Operating Officer of Evanston Capital Management, LLC and as such has the authority to sign and file this document on behalf of Evanston Capital Management, LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kenneth A. Meister
By: Kenneth A. Meister
Title: President and Chief Operating Officer
Date: July 15, 2014

EXHIBIT B

RESOLUTIONS OF BOARD OF TRUSTEES OF EVANSTON ALTERNATIVE
OPPORTUNITIES FUND

RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed, with the assistance of counsel, to prepare, execute, and file with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 6(c) of the 1940 Act, granting exemptions from Sections l8(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, and/or early withdrawal charges; and it is

FURTHER RESOLVED, that the officers of the Fund are hereby authorized and directed to take such other action and execute such other documents as they may deem necessary or advisable, upon advice of counsel, to effectuate the foregoing resolution.

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